UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24792

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/25___ AND ENDING ___12/31/25___
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **KW Securities Corporation**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
732 Smithtown Bypass, Suite 203
(No. and Street)

Smithtown	**NY**	**11787**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sarah Russell	**631-400-4720**	**srussell@cxgllc.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

2700 Ygnatio Valley Rd., Ste 270	**Walnut Creek**	**CA**	**94598**
(Address)	(City)	(State)	(Zip Code)

PCAOB 3381

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Alvaro Pereyra_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __KW Securities Corporation_____, as of __December 31_____, 2 _025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: **Al Pereyra**
Signed by:
4C5A27D799C24C9...

Title: CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KW SECURITIES CORPORATION

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

DECEMBER 31, 2025

TABLE OF CONTENTS



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
KW Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of KW Securities, Inc. as of December 31, 2025, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of KW Securities, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of KW Securities, Inc.'s management. Our responsibility is to express an opinion on KW Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to KW Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital and Schedule II – Computation For Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of KW Securities, Inc.'s financial statements. The supplemental information is the responsibility of KW Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the

financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CROPPER ACCOUNTANCY CORPORATION
We have served as KW Securities, Inc.'s auditor since 2018.
Walnut Creek, California
March 30, 2026

KW Securities Corporation
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	34,734
Clearing Deposit Account		101,764
Prepaid expenses		2,068
	$	138,566

Liabilities and Stockholder's Equity

Liabilities:

Accounts payable	$	27,178
Total liabilities	$	27,178

Stockholder's equity:

Common stock, $1 par value:		
Authorized: 500,000 shares;		
Issued and outstanding: 4,500 shares		4,500
Retained Earnings		106,888
Total stockholder's equity		111,388
Total liabilities and stockholder's equity	$	138,566

The accompanying notes are an integral part of these financial statements

KW Securities Corporation
Statement of Operations
For the Year Ended December 31, 2025

Revenues:		
Interest revenue	$	1,764
Total revenues	$	1,764
Expenses:		
Professional fees	$	20,909
Compliance fees		282,792
Regulatory fees		3,169
Licenses, fees and other		20,444
Total expenses		327,314
Income before provision for income taxes		(325,550)
Provision for income taxes		-
Net loss	$	(325,550)

The accompanying notes are an integral part of these financial statements

KW Securities Corporation
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2025

| | Capital Stock | | Total | |
| | Common Stock | | Retained | Stockholder's |
	Shares	Amount	Earnings	Equity
Balances, December 31, 2024	4,500	$ 4,500	$ 62,438	$ 66,938
Contributions, net	-	-	370,000	370,000
Net loss	-	-	(325,550)	(325,550)
Balances, December 31, 2025	4,500	$ 4,500	$ 106,888	$ 111,388

The accompanying notes are an integral part of these financial statements

KW Securities Corporation
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flows from operating activities:

  Net loss $ (325,550)

  Adjustments to reconcile net income to net cash
   provided by operating activities:

Increase in clearing deposit	(101,764)
Increase in prepaid expenses	(1,868)
Increase in accounts payable	14,178

Net cash used by operating activities $ (415,004)

Cash flows from financing activities:
  Owner contributions, net 370,000

Net cash provided by (used in) financing activities 370,000

Net decrease in cash (45,004)

Cash, December 31, 2024 79,738

Cash, December 31, 2025 $ 34,734

The accompanying notes are an integral part of these financial statements

1.   Summary of Business and Significant Accounting Policies

Business

KW Securities Corporation (the "Company") is a California corporation formed in 1980. The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Method of Accounting

The Company has prepared these financial statements in conformity with accounting principles generally accepted in the United States and uses the cash method of accounting for income tax purposes.

Cash

The Company maintains its cash in bank deposit accounts which did not exceed the federally insured limit of $250,000 at December 31, 2025. The Company has not experienced any losses in such accounts.

Revenue Recognition

The Company earns commissions by referring client transactions in listed equities. Commissions revenue is recognized in the period earned when the performance obligation is satisfied. Securities transactions and related commission income are recorded on a trade-date basis. The Company recognizes payment for order flow from executing broker-dealers. The Company is compensated on a per share basis by the executing broker-dealers and is recorded on the trade date.

The Company recognizes interest income on customer balances introduced by the clearing broker-dealer by the Company. The clearing broker-dealer pays interest income to the Company and the interest income is recognized as earned.

1.   Summary of Significant Accounting Policies (continued)

Revenue Recognition and Segmentation

KW Securities, has expanded its revenue streams to enhance financial performance in future years and diversify income sources. The company recognizes revenue in accordance with ASC 606- Revenue from Contracts with Customers, and classifies its earnings in the following segments:

1. Commission Trading Revenue – Revenue generated from executing trades on behalf of clients, including equity and other security transactions. Recognized on a trade-date basis when the performance obligation is satisfied.

2. Payment for Order Flow (PFOF) – Income received from market makers in exchange for routing customer orders for execution. Recognized when the order execution occurs and payment is received.

3. Overnight Interest from Cash Balances – Earnings derived from interest accrued on uninvested customer cash balances. Recognized on an accrual basis based on applicable interest rates.

This breakdown provides greater granularity in revenue disclosure, allowing stakeholders to assess the firm's financial position with increased transparency. The company's strategy to expand into commission trading, PFOF and overnight interest earnings aligns with its long-term growth objectives and strengthens its revenue diversification.

The Chief Decision Maker which is the Chief Executive Officer (CEO) at KW Securities plays a pivotal role in overseeing revenue segmentation and strategic financial decisions. This individual ensures that revenue streams are effectively managed, aligned with compliance standards, and optimized for sustainable growth. By analyzing market trends, financial performance, and regulatory considerations, the CEO guides the firm's revenue strategy to enhance profitability and maintain a well-balanced, diversified income structure.

2.   Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a wholly-owned subsidiary of Devexperts, Inc. and is included in the consolidated income tax returns filed by its parent company. The consolidated income tax liability is recorded by the parent company. See Note 4-Related Party Transactions for additional information.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Subsequent Event

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date of the Report of Independent Registered Public Accounting Firm. The Company has determined that there were no events which took place that would have a material impact on its financial statements.

2.   Indemnifications

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown. The Company has no current claims or losses pursuant to such contracts.

3.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $109,320 which was $104,320 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .25 to 1.

4. Related Party Transactions

The Company is a wholly-owned subsidiary of Devexperts, Inc. (the "Parent") and does not currently have an expense-sharing agreement with the Parent. The Parent has absorbed the tax liability for the Company in its consolidated tax return.

5. Commitments and Contingencies

The Company is unaware of any material commitments or contingencies that would materially affect the Company financials at December 31, 2025 and through the date of this report.

6. Management Plan

There is substantial doubt about the Company's ability to continue as a going concern within one year after the date these financial statements are issued. The Company had a net loss of ($325,550). The Company will rely on Devexperts, Inc. as its ultimate source of funding in the event the need arises. Devexperts, Inc. is capitalized through previous fundraises and stands ready to raise additional funds if necessary. Additionally, the Company will earn revenue through payment for order flow rebates from its clearing firm, as well as potential subscription fees charged to customers.

SUPPLEMENTARY INFORMATION

KW Securities Corporation
Supplementary Schedules Pursuant to SEA Rule 17a-5
of the Securities Exchange Act of 1934
As of and for the Year Ended December 31, 2025

SCHEDULE I

Computation of Net Capital

Stockholder's Equity		$ 111,388
Non-allowable:		
Prepaid Expenses		(2,068)
Net Allowable Capital		$ 109,320

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 1,812	
Minimum Dollar Net Capital Requirment of Reporting Broker-Dealer	5,000	
Net Capital Requirement		5,000
Excess Net Capital		$ 104,320

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness		$ 27,178
Percentage of Aggregate Indebtedness to Net Capital		24.86%
Net Capital Computed on FOCUS IIA as of December 31, 2025		$ 109,320
Adjustments:		-
Net Capital per financial statements		$ 109,320

KW Securities Corporation
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2025

SCHEDULE II

Computation For Determination of Reserve Requirements and Information
Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

Not Applicable – See Exemption Report



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of KW Securities Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) KW Securities Corporation identified the following provision of 17 C.F.R. §15c3-3(k) under which KW Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provision) and (2) KW Securities Corporation stated that KW Securities Corporation met the identified exemption provision throughout the most recent fiscal year ended December 31, 2025, without exception.

KW Securities Corporation's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about KW Securities Corporation's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
March 30, 2026

KW Securities Corporation
Exemption Report
December 31, 2025

KW Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): exemption provision pursuant to paragraph (k)(2)(ii) (the "exemption provisions").

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2025 without exception.

KW Securities Corporation

I, Alvaro Pereyra swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Signed by:

Al Pereyra

4C5A27D799C24C9...

Alvaro Pereyra
CEO